Phone:	(215) 569-5734

Fax:	(215) 832-5734

Email:	schwartz-g@blankrome.com

June 7, 2013

VIA EDGAR
Vincent J. DiStefano, Esquire
Senior Counsel
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Re:	RiverPark Funds Trust (the “Trust”)
File Nos.: 333-167778 and 811-22431

Dear Mr. DiStefano:

On behalf of the Trust, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on May 29, 2013 regarding Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A, filed with the Commission on April 12, 2013.

We have set forth below, in boldface type, the text of each comment, followed by the Trust’s responses.

Prospectus

1.Comment.  Please explain why there are not separate line items for short selling and acquired fund fees and expenses in the fee table on page 1.  Similarly, please explain the statement in footnote 2 that the Fund does not intend to enter into short sales that will cause the Fund to incur dividend and interest expenses related to such short sales.

Response:  With respect to short selling fees and expenses, there are two types of shorts that are part of the principal investment strategies of the Fund.  The first is that the Fund will short both call and put index options in the course of managing its core strategies.  The second is that the Fund will, under normal circumstances, maintain a constant short of the market utilizing the S&P 500 futures contract.  Both of these derivative instruments are based on broad market indices such as the S&P 500.  While the underlying index has a dividend yield, the derivatives do not have any yield, as the pricing of the instrument, both options and futures, implicitly takes into account the spread between the underlying index dividend yield and prevailing interest rates.  Therefore, for purposes of calculating the operating expenses of the Fund, there are no costs associated with dividends or interest expense on short positions.  Similarly, other than for temporary purposes, the Fund will not borrow for the purposes of gaining leverage.  While options have implicit leverage built into the instrument, and the risks associated with using options clearly include elements of risks associated with leverage, there is no explicit interest expense associated with purchasing or selling index options.

Vincent J. DiStefano
June 7, 2013

With respect to acquired fund fees and expenses, the Fund does not currently intend to use other funds as part of its normal investment strategy. Therefore, the Fund does not expect to incur any acquired fund fees or expenses at this time.

2.Comment. On page 2, please confirm that the fee waiver currently in effect is taken into account in the Year 1 example calculations only and not for subsequent years.

Response: The Fund hereby confirms that only the Year 1 calculations take into account the fee waiver currently in effect. The Fund will add the following disclosure to the applicable paragraph:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Year 1 calculations reflect the fee waiver currently in effect; however, subsequent years do not take into account any fee waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

3.Comment. If the Adviser has the ability to recoup the fee waiver, please indicate so in footnote 2 on page 2.

Response: The following disclosure has been added to the end of footnote 2:

The Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the waiver to be exceeded.

4.Comment. In the “Principal Investment Strategies” section on page 2, please explain the meaning of the term “structurally” as used in this section. In addition, identify the types of options that will comprise the Fund’s Option Portfolio. Furthermore, please explain the basis for the Fund’s belief that options on market indices are generally overpriced? In addition, please include a statement that selling equity options limits potential return. Please explain the use of the term “excessive” in the second paragraph or, alternatively, delete it. In addition, please explain the meaning of the term “statistically” as used in the second paragraph on page 3. Revise this paragraph to make it more understandable to a lay person. Also, describe the significance of holding an option to maturity. Finally, consider including an example of each of the strategies described in this paragraph.

Vincent J. DiStefano
June 7, 2013

Response: The “Principal Investment Strategies” section in the summary section beginning on page 2 has been revised as follows. In addition, the Fund has updated the remainder of the Prospectus to include more detail regarding the Fund’s principal investment strategies, including providing examples of such strategies. Finally, please note the Fund’s response to Comment #19 below and the corresponding changes to the “Additional Information about the Principal Investment Strategies of the Fund and Related Risks” section of the Prospectus beginning on page 19.

The Fund seeks long-term capital appreciation while exposing investors to less risk than broad stock market indices by investing in a portfolio of options (the “Option Portfolio”) that RiverPark believes structurally will generate exposure to equity markets with less volatility. The Option Portfolio is structured such that the Fund is willing to trade-off opportunities for above average gains in exchange for income that will provide a cushion, and therefore some downside protection, during market declines. Income is generated through the writing or selling of options. The Option Portfolio will primarily consist of both listed and over-the-counter option spreads and short option positions on broad market indices, both domestic and foreign, including the S&P 500, Russell 2000 and MSCI EAFE. The Fund will generally maintain a short position on the S&P 500, or some other broad market index to provide partial protection during market declines. The Fund intends to invest the majority of its assets in cash alternatives and/or in a diversified portfolio of mostly short-term fixed income securities which will be used as collateral for its Option Portfolio positions. Philosophically, RiverPark believes that options on market indices are generally overpriced, and therefore, an investment approach that involves predominantly selling equity index options will structurally generate superior returns. Because index options are used by large industry participants to insure their portfolios against losses, the Adviser believes that a risk premium is built into the price of options to compensate the seller for incurring risk. Historically, since the inception of these instruments, the realized volatility of the underlying indices has been, on average, less than the implied volatilities suggested by the prices of index options. Therefore, it is generally accepted, that index options are overpriced, and RiverPark believes they will continue to be, on average, overpriced in the future. The selling of index call options limits returns. RiverPark is willing to trade away some degree of potential upside in order to generate more stable returns, partially protect against downside risk and lessen portfolio volatility. RiverPark believes preservation of capital is more important than the opportunity to realize outsized returns as a means to achieving the Fund’s objective.

Vincent J. DiStefano
June 7, 2013

RiverPark utilizes principally four basic investment strategies that when used in combination RiverPark believes will allow the Fund to achieve is investment objective. Although each of the strategies can be analyzed independently, RiverPark believes it is important to manage the Fund as a portfolio of these different strategies. Depending on market conditions RiverPark will opportunistically overweight or underweight its allocation to any single investment strategy. These decisions are based on managing the risk profile of the portfolio and bottom-up analysis of the pricing of various option strategies available in the marketplace and are not based on any opinions regarding the direction of markets. RiverPark believes that by adhering to the Fund’s investment strategies it can achieve the Fund’s investment objective whether markets are generally rising or falling.

RiverPark’s principal investment strategies are first, to generate equity exposure through the use of long-dated call and put option spreads. Option spreads are generally the purchase and sale of options with the same maturity date, but different strike prices. At maturity, an index option has a value based on a contractual obligation that is equal to its intrinsic value. These option spreads will, if held to maturity, contractually generate superior returns when compared to the underlying index in market environments where the returns on the index are less than the capped return. Conversely, these positions will lag the underlying index, but will, if held to maturity, still generate positive returns, if the underlying return on the index is greater than the capped return. It is the Fund’s intention to normally hold spread positions with different capped returns and maturities. Secondly, the Fund will typically be short a basket of short-dated straddles and strangles on various market indices. Short straddles and strangles are generally the sale of a put option and the sale of a call option with the same maturity date, and the same exercise price in the case of straddles, or different exercise prices, in the case of strangles. This investment strategy involves the sale of index options that RiverPark believes are expensive and therefore should structurally contribute to the portfolio’s alpha. This strategy which is market neutral is intended to generate income and should provide superior returns in relatively stable or range-bound markets. The third investment strategy is a market short designed to reduce the portfolio’s exposure to market declines. Finally, the Fund seeks to generate what it believes will be modest income by investing the majority of its assets in cash alternatives or what RiverPark believes constitutes a diversified basket of mostly short-term fixed-income instruments. This portfolio of fixed income instruments will provide the necessary collateral to support the Option Portfolio.

There is no assurance that the Fund will achieve its investment objective.

Vincent J. DiStefano
June 7, 2013

5.Comment. Please confirm whether the Adviser has registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator (“CPO”) or, alternatively, filed an exemption from such requirement. If the Adviser has done neither, please explain why it has not.

Response: The Adviser believes it can rely on the exclusion from registration set forth in CFTC Rule 4.5 (“Rule 4.5”) with respect to certain operators of registered investment companies because the Fund (1) meets the de minimis trading threshold set forth in Rule 4.5; and (2) is not, and will not, be marketed as a commodity pool or as a vehicle for trading in the commodity futures, commodity options, or swaps markets. The Adviser intends to file a notice of exclusion from the registration requirements under the applicable CFTC Rules as soon as the Fund becomes effective.

6.Comment. In the “Options Risks” section on page 4, please delete the term “profit potential” and change “risk” to “loss”. In addition, if the Fund is trading in over-the-counter securities, add additional risk disclosure to this paragraph.

Response: The requested change has been made. With respect to trading in over-the-counter securities, the following disclosure has been added to this section:

The Fund may use over-the-counter options as part of its core strategy. When options are purchased over-the-counter, the Fund will bear the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund may have difficulty closing out its positions.

7.Comment. In the “Risks of Using Leverage and Short Sales” section on page 4, define the term “leverage” as used in this paragraph. In addition, add additional disclosure to the investment strategies section of the Prospectus describing how the Fund intends to use leverage. Finally, it appears that the Fund may be using leverage other than in connection with short sales. As such, please divide this section into two separate sections, one for leverage and the other for short sales.

Vincent J. DiStefano
June 7, 2013

Response: This section has been made into two separate sections, the first titled “Risks of Using Leverage” and the second titled “Risks of Short Sales”, as follows:

Risks of Using Leverage
The Fund may borrow money from a bank to meet redemptions or to meet short term cash needs. The Fund may also borrow money to purchase securities, a practice which is commonly referred to as “leverage”. The use of leverage involves special risks. Leverage can increase the investment returns of the Fund if the securities purchased increase in value in an amount exceeding the cost of the borrowing. However, if the securities decrease in value, the Fund will suffer a greater loss than would have resulted without the use of leverage. The Fund's primary investment strategy is implemented through the purchase and sale of options on indices. Options are instruments that inherently utilize leverage as small amounts of option premiums can control much larger amounts of notional exposure. While options do not involve the use of a senior security common to borrowing, the risks of using leverage are inherent in option strategies. Additionally, the Fund intends to employ another form of leverage by investing its collateral in mostly cash and short-term fixed income instruments, thereby exposing the Fund to both exposure to the equity markets through its Options Portfolio and potentially to the fixed income markets at the same time.

Risks of Short Sales

The Fund intends to maintain a short position on the overall market by selling futures on a broad market index like the S&P 500, shorting a market based index, or through a derivative based strategy. The Fund intends to maintain a long bias, and as such, the Fund's long exposure to the overall market from its Options Portfolio is expected to be greater than its short position, thereby limiting the risk of shorting for the Fund. A short sale is the sale by the Fund of a security which it does not own in anticipation of purchasing the same security in the future at a lower price to close the short position. A short sale will be successful if the price of the shorted security decreases. However, if the underlying security goes up in price during the period in which the short position is outstanding, the Fund will realize a loss. The risk on a short sale is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction. Therefore, short sales may be subject to greater risks than investments in long positions. With a long position, the maximum sustainable loss is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security. The Fund would also incur increased transaction costs associated with selling securities short. In addition, if the Fund sells securities short, it must maintain a segregated account with its custodian containing cash or high-grade securities equal to (i) the greater of the current market value of the securities sold short or the market value of such securities at the time they were sold short, less (ii) any collateral deposited with the Fund's broker (not including the proceeds from the short sales). The Fund may be required to add to the segregated account as the market price of a shorted security increases. As a result of maintaining and adding to its segregated account, the Fund may maintain higher levels of cash or liquid assets (for example, U.S. Treasury bills, repurchase agreements, high quality commercial paper and long equity positions) for collateral needs thus reducing its overall managed assets available for trading purposes.

Vincent J. DiStefano
June 7, 2013

8.Comment. In the “Risks of Using Futures and Options on Futures on Stock Indices” section on page 5, add additional disclosure regarding over-the-counter risks, to the extent applicable. In addition, much of this section contains disclosure regarding strategy as opposed to the risk involved with engaging in such strategies. Please move the non-risk related disclosure to a more appropriate location in the Prospectus.

Response: The following language has been added to the end of this section:

The Fund intends to use futures and may use options on futures. The use of futures involves the risk that the futures contract may temporarily not correlate with the underlying index on which it is based. Additionally, futures contracts are leveraged vehicles where limited amounts of capital can expose the Fund to significant exposure to changes in the underlying index. Options on futures involve the risks associated with futures as well as the risks associated with using index options. When options are purchased over-the-counter, the Fund will bear the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund may have difficulty closing out its positions.

Vincent J. DiStefano
June 7, 2013

9.Comment. In the “Risks of Investing in Fixed Income Securities” section on page 7, please confirm whether the Fund has a maturity or duration strategy. If so, add appropriate disclosure to the investment strategies section of the Prospectus.

Response: The Fund confirms that it primarily has a short-term maturity strategy and will include a statement to this effect in the Prospectus.

10.Comment. In the “Interest Rate Risk” section on page 7, please describe the “instruments with uncertain payment or prepayment schedules” for which interest rate sensitivity is more pronounced and less predictable. In addition, consider whether additional disclosure should be included regarding the risk of rising interest rates at a time of historically low interest rates.

Response: The Fund has eliminated the discussion of instruments with uncertain payment schedules and added additional disclosure regarding the risk of rising interest rates, as follows:

The prices of securities in general and fixed-income securities in particular tend to be sensitive to interest rate fluctuations. Unexpected fluctuations in interest rates can result in significant changes in the prices of fixed-income securities. Given the current historically low interest rate environment, there is greater risk than normal of rising interest rates. The Fund intends to maintain a short-term bias to its fixed-income investments, which should mitigate much of the risk associated with rising interest rates.

11.Comment. In the “Below Investment Grade Securities Risks” section on page 7, consider whether you should change “may” in the first sentence to “will”.

Response: The Fund does not currently intend to invest in such securities, and therefore believes that “may” is the more appropriate term to use.

12.Comment. In the “Foreign Market Risk” section on page 8, please confirm whether the Fund will invest in emerging market securities, and if so, add appropriate disclosure.

Response: The Fund confirms that the Fund may invest in emerging market securities. The following disclosure has been added at the end of this section, as follows:

Some investments by the Fund may be made in “emerging markets”. Because of less developed markets and economies and, in some countries, less mature governments and governmental institutions, the risks of investing in foreign securities can be intensified in the case of investments in issuers domiciled or doing substantial business in emerging market countries. These risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; lack of liquidity and greater price volatility due to the smaller size of the market for such securities and lower trading volume; political and social uncertainties; national policies that may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests; greater risks of expropriation, confiscatory taxation and nationalization; over-dependence on exports, especially with respect to primary commodities, making these economies vulnerable to changes in commodity prices; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; less developed legal systems; and less reliable custodial services and settlement practices.

Vincent J. DiStefano
June 7, 2013

13.Comment. The heading of the “Performance” section beginning on page 8 should be changed to make clear that the source of the performance described is the Fund’s predecessor limited partnership (the “Predecessor Partnership”), not the Fund itself. In addition, please include a statement in this paragraph that the Predecessor Partnership was not subject to restrictions on leverage.

Response: The heading of this section has been changed to “Performance of the Fund’s Predecessor Limited Partnership”. The following sentence has been added to this paragraph to make clear that the Predecessor Partnership was not subject to restrictions on leverage:

The Predecessor Partnership, although not required to do so, would have complied with all restrictions of the Investment Company Act of 1940, as amended, including Subchapter M of the IRC and restrictions associated with the use of leverage.

14.Comment. With respect to the performance information on pages 8 and 9, please describe how such information was calculated. If such information was calculated using a method other than the standard method used by the Commission, state so and describe how such method differs from the method used by the Commission.

Response: Investment performance of the Predecessor Partnership was calculated net of all partnership expenses which, as a percentage of net assets, were substantially higher than what the estimated operating expenses of the Fund are expected to be. If the returns of the Predecessor Partnership were charged the same fees and expenses of the Fund, the performance of the Predecessor Partnership would have been greater.

Vincent J. DiStefano
June 7, 2013

15.Comment. With respect to the Predecessor Partnership, please explain why the Predecessor Partnership was established. In addition, please explain whether the Adviser managed any other accounts substantially similar to the Predecessor Partnership and whether those accounts were converted into registered investment companies. If they were not converted into registered investment companies, please explain why they were not and why the Predecessor Partnership was chosen. In addition, please confirm whether all of the Predecessor Partnership’s assets will be transferred to the Fund. Finally, please confirm whether the Predecessor Partnership could have complied with Subchapter M of the Internal Revenue Code (“IRC”).

Response: From 2008 until the Fund’s effective date, Wavecrest Asset Management (“Wavecrest”) and its two co-founders, who will continue as the two co-portfolio managers of the Fund, ran a single investment strategy. The Predecessor Partnership was formed to manage client assets using this same strategy. The Fund will be managed in a manner that is in all material aspects equivalent to the manner in which Wavecrest managed the Predecessor Partnership and other assets for clients since 2008. The Predecessor Partnership, although not required to do so, would have complied with all restrictions of the Investment Company Act of 1940, as amended, including Subchapter M of the IRC and restrictions associated with the use of leverage. While the co-portfolio managers were invested in the Predecessor Partnership, alongside the other limited partners, clients represented the vast majority of the net assets of the Predecessor Partnership. The Predecessor Partnership was the only fund or comingled investment vehicle managed by Wavecrest. In addition to the Predecessor Partnership, Wavecrest managed four separate accounts pari passu to the Predecessor Partnership, with the same strategy and performance record. Once effective, it is the Fund’s intention to permit the separate accounts to invest in the Fund by contributing their holdings into the Fund and becoming shareholders of the Fund.

16.Comment. Please confirm whether a NAST analysis was conducted for the accounting survivor. In addition, please note that the Fund will need to file two years of audited financial statements, prepared in accordance with Regulation S-X, including a full schedule of investments. Finally, please note that the Fund may have to file two years of unaudited financial statements, in addition to the audited financial statements, if it does not comply with the “245-day” rule.

Response: The Fund confirms that it conducted a NAST analysis and determined that the Predecessor Partnership is the accounting survivor. The Predecessor Partnership was audited and financial statements were prepared for the initial stub year 2008, 2009, 2010 and 2011. The 2012 calendar year audit of the Predecessor Partnership is in process and it is the Fund’s intention to have the stub 2013 year (i.e., from January 1, 2013 until the date that the Predecessor Partnership ceases operations) audited as well.

17.Comment. Please confirm whether shareholders of the Predecessor Partnership are voting on the proposed merger and, if so, whether a proxy has been delivered to such shareholders. In addition, confirm whether the Fund is purchasing all of the securities held by such shareholders as part of the merger and how the purchase price for such securities was determined. Finally, are shareholders of the Predecessor Partnership receiving shares of the Fund?

Vincent J. DiStefano
June 7, 2013

Response: The limited partnership agreement of the Predecessor Partnership allows the general partner to convert the Predecessor Partnership without any approval process by the limited partners. Therefore, while limited partners are aware and support the conversion, no approval process is necessary. The Fund will purchase all of the securities of the Predecessor Partnership. Because all of the securities held by the Predecessor Partnership are liquid and listed, the Fund will purchase the securities at the closing price as of June 28, 2013, the effective date. Limited partners of the Predecessor Partnership will receive shares of the Fund based on their ownership percentages in the Predecessor Partnership.

18.Comment. In the “Average Annual Total Returns” table on page 10, please make clear that the information shown relates to the Predecessor Partnership, not the Fund.

Response: The name “RiverPark Structural Alpha Fund L.P.” has been changed to “Predecessor Partnership (Wavecrest Partners Fund I, L.P.)”

19.Comment. Please update the “Additional Information about the Principal Investment Strategies of the Fund and Related Risks” section beginning on page 12 to reflect the comments provided above. In addition, this section should provide more detail than the summary section of the Prospectus.

Response: This section has been updated as follows:

The Fund seeks long-term capital appreciation while exposing investors to less risk than broad stock market indices by investing in a portfolio of options (the “Option Portfolio”) that RiverPark believes structurally will generate exposure to equity markets with less volatility. The Option Portfolio is structured such that the Fund is willing to trade-off opportunities for above average gains in exchange for income that will provide a cushion, and therefore some downside protection, during market declines. Income is generated through the writing or selling of options. The Option Portfolio will primarily consist of both listed and over-the-counter option spreads and short option positions on broad market indices, both domestic and foreign, including the S&P 500, Russell 2000 and MSCI EAFE. When options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. In addition, the Fund may have difficulty closing out its positions in over-the-counter and synthetic options, which could result in losses to the Fund. Over-the-counter option positions and various derivative instruments may be illiquid and, in such cases are subject to the limitations on the purchase of illiquid securities by the Fund. The Fund will generally maintain a short position on the S&P 500, or some other broad market index to provide partial protection during market declines. The Fund intends to invest the majority of its assets in cash alternatives and/or in a diversified portfolio of mostly short-term fixed income securities which will be used as collateral for its Option Portfolio positions. Philosophically, RiverPark believes that options on market indices are generally overpriced, and therefore, an investment approach that involves predominantly selling equity index options will structurally generate superior returns. Because index options are used by large industry participants to insure their portfolios against losses, the Adviser believes that a risk premium is built into the price of options to compensate the seller for incurring risk. Historically, since the inception of these instruments, the realized volatility of the underlying indices has been, on average, less than the implied volatilities suggested by the prices of index options. Therefore, it is generally accepted, that index options are overpriced, and RiverPark believes they will continue to be, on average, overpriced in the future. The selling of index call options limits returns. RiverPark is willing to trade away some degree of potential upside in order to generate more stable returns, partially protect against downside risk and lessen portfolio volatility. RiverPark believes preservation of capital is more important than the opportunity to realize outsized returns as a means to achieving the Fund’s objective.

Vincent J. DiStefano
June 7, 2013

RiverPark utilizes principally four basic investment strategies that when used in combination RiverPark believes will allow the Fund to achieve is investment objective. Although each of the strategies can be analyzed independently, RiverPark believes it is important to manage the Fund as a portfolio of these different strategies. Depending on market conditions RiverPark will opportunistically overweight or underweight its allocation to any single investment strategy. RiverPark will invest up to 50% of the value of its assets, represented by premiums paid, to purchase call and put options on market indices. RiverPark will write covered call and put options on market indices up to an aggregate notional value of 200% of the value of its assets. RiverPark will purchase or sell options or option spreads up to a net notional value of 125%, and a gross notional value of 250% of the value of its assets. Typically, the range of exposure on the long-dated call and put option spreads will be 40% to 80%. For the short-dated straddles and strangles, the typical range of exposure will be 40% to 80%. Based on the exposure of these two components, the typical range of the market short exposure will also be adjusted to somewhere between 20% to 60%. These decisions are based on managing the risk profile of the portfolio and bottom-up analysis of the pricing of various option strategies available in the marketplace and are not based on any opinions regarding the direction of markets. Specifically, the prevailing interest rate and volatility environments will present RiverPark different tactical opportunities to adjust the exposure of each strategy. The Fund may use a total return swap to implement one or more of its option strategies or to maintain its short position as part of its principal investment strategies. RiverPark believes that by adhering to the Fund’s investment strategies it can achieve the Fund’s investment objective whether markets are generally rising or falling.

Vincent J. DiStefano
June 7, 2013

RiverPark’s principal investment strategies are first, to generate equity exposure through the use of long-dated call and put option spreads. Option spreads are generally the purchase and sale of options with the same maturity date, but different strike prices. At maturity, an index option has a value based on a contractual obligation that is equal to its intrinsic value. These option spreads will, if held to maturity, contractually generate superior returns when compared to the underlying index in market environments where the returns on the index are less than the capped return. Conversely, these positions will lag the underlying index, but will, if held to maturity, still generate positive returns, if the underlying return on the index is greater than the capped return. The Fund rarely trades around existing positions, preferring to hold them to expiration or maturity. For example, if the Fund purchased two call spreads on the S&P 500 that mature one year later, with the higher index call at 10% above today’s market and the lower index call with an exercise price at today’s market price and sold an index put option with an exercise price at today’s market price with the same one year maturity for 1% of net premium, we could analyze the contractual value of the spread strategy as compared to the performance of the underlying S&P 500 index at maturity. In this example, if the S&P 500 closed one year later, down, the strategy would outperform the market by the premium, or 1%. If the S&P 500 closed between unchanged and up 10%, the strategy would realize a return equal to double the performance of the S&P 500 plus 1%. If the S&P 500 realized a return greater than 10%, the strategy would no longer participate, and the performance of the strategy would be capped at up 21%, and would underperform the S&P 500 return if the S&P 500 realized a return in excess of the capped return or 21%.

Vincent J. DiStefano
June 7, 2013

It is the Fund’s intention to normally hold spread positions with different capped returns and maturities. These spread positions will be structured so that their expirations and strikes are laddered out over 24 months. Laddering these positions allows for portfolio to systematically adjust to changing market conditions while maintaining exposure to any time value that is still accruing. It also lessens the Fund's exposure to one particular maturity date, and gives the Fund diversification to both entry and exit points. Due to the dynamics of short options exposure, the Fund’s portfolio naturally gets more exposed to the market as it goes down (constantly buying lower), and gets less exposed to the market when it goes up (constantly selling higher). The portfolio does this automatically, and is compensated with time premium for doing so. The Fund earns this premium when markets have moved only modestly. Secondly, the Fund will typically be short a basket of short-dated straddles and strangles on various market indices. Short straddles and strangles are generally the sale of a put option and the sale of a call option with the same maturity date, and the same exercise price in the case of straddles, or different exercise prices, in the case of strangles. This investment strategy involves the sale of index options that RiverPark believes are expensive and therefore should structurally contribute to the portfolio’s alpha. This strategy which is market neutral is intended to generate income and should provide superior returns in relatively stable or range-bound markets. For example, using options that mature in a month, the Fund could sell an index call option on the S&P 500 with an exercise price 5% above today’s level, and sell an index put option on the S&P 500 with an exercise price 5% below today’s level for net premium equal to 2%. In this example, the strategy would generate a profit as long as the S&P 500 a month from now closed within the range of -7% to +7%, and the strategy would lose money if the S&P 500 closed below -7%, or above +7%. The third investment strategy is a market short designed to reduce the portfolio’s exposure to market declines. Finally, the Fund seeks to generate what it believes will be modest income by investing the majority of its assets in cash alternatives or what RiverPark believes constitutes a diversified basket of mostly short-term fixed-income instruments. This portfolio of fixed income instruments will provide the necessary collateral to support the Option Portfolio.

Vincent J. DiStefano
June 7, 2013

There is no assurance that the Fund will achieve its investment objective.

20.Comment. In the “Other Investments” section table on page 13, please confirm whether there are any other instruments that the Fund may use which are not included in the list shown.

Response: The Fund confirms that there are none.

21.Comment. Please include the definitions on pages 13 and 14 in the summary section as well.

Response: The Fund confirms that it has incorporated these definitions into the summary section of the Prospectus.

22.Comment. Please provide disclosure in the investment strategies section regarding the Fund’s proposed strategy with respect to swaps.

Response: The Fund has updated this section as follows:

RiverPark utilizes principally four basic investment strategies that when used in combination RiverPark believes will allow the Fund to achieve is investment objective. Although each of the strategies can be analyzed independently, RiverPark believes it is important to manage the Fund as a portfolio of these different strategies. Depending on market conditions RiverPark will opportunistically overweight or underweight its allocation to any single investment strategy. Typically, the range of exposure on the long-dated call and put option spreads will be 40% to 80%. For the short-dated straddles and strangles, the typical range of exposure will be 40% to 80%. Based on the exposure of these two components, the typical range of the market short exposure will also be adjusted to somewhere between 20% to 60%. These decisions are based on managing the risk profile of the portfolio and bottom-up analysis of the pricing of various option strategies available in the marketplace and are not based on any opinions regarding the direction of markets. Specifically, the prevailing interest rate and volatility environments will present RiverPark different tactical opportunities to adjust the exposure of each strategy. The Fund may use a total return swap to implement one or more of its option strategies or to maintain its short position as part of its principal investment strategies. RiverPark believes that by adhering to the Fund’s investment strategies it can achieve the Fund’s investment objective whether markets are generally rising or falling.

Vincent J. DiStefano
June 7, 2013

23.Comment. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps, it must set aside an appropriate amount of segregated assets (generally Investment Company Act Release No. 0666 (April 19, 1979)). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market prices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940 (see Investment Company Act Release No. 29776 (August 31, 2011)). Accordingly, please be aware that the Commission or its Staff could issue future guidance regarding derivatives (such as total return swaps) and leverage, including guidance relating to coverage requirements, which could impact the manner in which the Fund operates..

Response: The Fund acknowledges the Staff’s comment.

24.Comment. In the “Investment Adviser” section on page 22, insert the phrase “in effect at the time of the waiver” in the sentence describing the fee waiver.

Response: The applicable sentence has been revised as follows:

The Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the waiver to be exceeded.

25.Comment. In the “Taxation of Shareholders” section on page 35, please update the statement regarding “reduced maximum rates of 15%” on qualified dividend income and capital gains to make clear that such rates have ceased to apply.

Response: The applicable sentence has been deleted and the preceding sentence has been revised as follows:

Long-term capital gains also will be taxed at up to a maximum rate of 20% to individuals and other non-corporate taxpayers.

Statement of Additional Information

26.Comment. In the “Short Sales (other than Options)” section on page 8, please explain whether, and to what extent, the Fund will short “against the box”. Please consider whether this should be disclosed in the Prospectus.

Response: The Fund has deleted the disclosure regarding shorting “against the box”.

Vincent J. DiStefano
June 7, 2013

27.Comment. Please include the second paragraph in the “Use of Options” section beginning on page 8 in the strategies section of the Prospectus. In addition, if the Fund intends to trade options on the over-the-counter market, add appropriate disclosure. Finally, please include the third paragraph, as well as the final four paragraphs in this section in the Prospectus.

Response: The Fund has incorporated these changes into the Prospectus, as reflected in the Fund’s response to Comment #19 above and in the following changes to the “Options Risks” section beginning on page 4 of the Prospectus:

Options Risks. The Fund may purchase or sell call and put options on securities, including stock indices (such as the S&P 500 Index) to seek capital growth, to generate income or for hedging purposes. These options may be listed on domestic or foreign securities exchanges or traded in the over-the-counter market. The Fund will expose investors to the risks inherent in investing with options. These risks include, but are not limited to, volatile movements in the price of the underlying instrument and misjudgments as to the future prices of the options and/or the underlying instrument. Increased option volatility can increase the loss associated with the Fund’s trading. While volatility can be monitored and reacted to, there is no cost-effective means of hedging against market volatility. An option on a security provides the purchaser, or “holder,” with the right, but not the obligation, to purchase, in the case of a “call” option, or sell, in the case of a “put” option, the security or securities underlying the option, for a fixed exercise price up to a stated expiration date. The holder pays a non-refundable purchase price for the option, known as the “premium.” The maximum amount of risk the purchaser of the option assumes is equal to the premium plus related transaction costs, although the entire amount may be lost. Selling options creates additional risks. The seller of a “naked” call option (or the seller of a put option who has a short position in the underlying instrument) is subject to the risk of a rise in the price in the underlying instrument above the strike price, which risk is reduced only by the premium received for selling the option. In exchange for the proceeds received from selling the call option (in lieu of an outright short position), the option seller gives up (or will not participate in) all of the potential gain resulting from a decrease in the price of the underlying instrument below the strike price prior to expiration of the option. The seller of a “naked” put option (or the seller of a call option who has a long position in the underlying instrument) is subject to the risk of a decline in price of the underlying instrument below the strike price, which risk is reduced only by the proceeds received from selling the option. In exchange for the premium received for selling the put option (in lieu of an outright long position), the option seller gives up (or will not participate in) all of the potential gain resulting from an increase in the price of the underlying instrument above the strike price prior to the expiration of the option. Due to the inherent leveraged nature of options, a relatively small adverse move in the price of the underlying instrument may result in immediate and substantial losses to the Fund.

Vincent J. DiStefano
June 7, 2013

The Fund may use over-the-counter options as part of its core strategy. When options are purchased over-the-counter, the Fund will bear the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund may have difficulty closing out its positions.

An option position in an exchange-traded option may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option at any particular time. Reasons for the potential absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a clearing corporation may not at all times be adequate to handle current trading volume or (vi) one or more exchanges could, for economic or other reasons decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options) in which event the secondary market on that exchange (or in the class or series of options) would cease to exist, although outstanding options on that exchange which had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms. There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at a particular time, render certain of the facilities of any of the clearing corporations inadequate and thereby result in the institution by an exchange of special procedures which may interfere with the timely execution of customers’ orders. However, the Options Clearing Corporation, based on forecasts provided by the U.S. exchanges, believes that its facilities are adequate to handle the volume of reasonably anticipated options transactions, and such exchanges have advised such clearing corporation that they believe their facilities will also be adequate to handle reasonably anticipated volume.

Vincent J. DiStefano
June 7, 2013

The Fund may also invest in so-called “synthetic” options or other options and derivative instruments written by broker-dealers, including options on baskets of specified securities. Synthetic options transactions involve the use of two financial instruments that, together, have the economic effect of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

28.Comment.  In the “Trustees and Officers” section on page 14, please add the phrase “During the Past Five Years” to the column heading titled “Other Directorships Held by Trustee”.

Response:  The Fund has made this change.

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Vincent J. DiStefano
June 7, 2013

In connection with the foregoing responses to the above comments, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please contact me at (215) 569-5734.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz